04027547

PE
4-1-04

FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2004 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

PROCESSED
APR 28 2004
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the twelve months ended December 31, 2002 and 2003. It contains the following tables:

- Declaration from the Company Officials Responsible for the Information
- Consolidated Financial Statement
- Consolidated Earnings Statement
- Consolidated Change of Financial Position Statement
- Consolidated Ratios
- Data per Share
- Directors' Report
- Notes to the Financial Statement
- Report of Share Investments
- Summary Schedule of Credit and Loans
- Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Domestic Sales Distribution by Product
- Foreign Sales Distribution by Product
- Integration of the Paid Social Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations
- General Issuer, Employee and Other Data
- Board of Directors

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. HECTOR TREVIÑO GUTIERREZ
DIRECTOR ADMINISTRATIVO Y DE FINANZAS

LIC. JAVIER EDUARDO DAVILA PARAS
DIRECTOR ADMINISTRATIVO

MEXICO, D.F., A 1 DE MARZO DE 2004

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**61,419,753**	**100**	**17,086,659**	**100**
2	**ACTIVO CIRCULANTE**	**8,073,714**	**13**	**8,364,388**	**49**
3	EFECTIVO E INVERSIONES TEMPORALES	2,783,233	5	6,429,449	38
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,422,912	2	593,785	3
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	390,607	1	214,452	1
6	INVENTARIOS	2,186,675	4	798,637	5
7	OTROS ACTIVOS CIRCULANTES	1,290,287	2	328,065	2
8	**LARGO PLAZO**	**470,355**	**1**	**131,852**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	470,355	1	131,852	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**17,776,777**	**29**	**7,436,534**	**44**
13	INMUEBLES	2,484,283	4	819,902	5
14	MAQUINARIA Y EQUIPO INDUSTRIAL	25,006,698	41	9,676,597	57
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	10,385,578	17	3,441,426	20
17	CONSTRUCCIONES EN PROCESO	671,374	1	381,461	2
18	**ACTIVO DIFERIDO (NETO)**	**35,098,907**	**57**	**1,153,885**	**7**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**38,603,176**	**100**	**7,418,531**	**100**
21	**PASIVO CIRCULANTE**	**9,403,956**	**24**	**2,690,901**	**36**
22	PROVEEDORES	3,376,401	9	1,681,079	23
23	CREDITOS BANCARIOS	3,278,305	8	84,426	1
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	348,996	1	203,715	3
26	OTROS PASIVOS CIRCULANTES	2,400,254	6	721,681	10
27	**PASIVO A LARGO PLAZO**	**26,041,375**	**67**	**3,295,965**	**44**
28	CREDITOS BANCARIOS	16,011,000	41	3,295,965	44
29	CREDITOS BURSATILES	10,000,000	26	0	0
30	OTROS CREDITOS	30,375	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**3,157,845**	**8**	**1,431,665**	**19**
33	**CAPITAL CONTABLE**	**22,816,577**	**100**	**9,668,128**	**100**
34	**PARTICIPACION MINORITARIA**	**163,459**	**1**		
35	**CAPITAL CONTABLE MAYORITARIO**	**22,653,118**	**99**	**9,668,128**	**100**
36	**CAPITAL CONTRIBUIDO**	**14,016,892**	**61**	**4,197,350**	**43**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	820,503	4	633,250	7
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,834,950	8	1,830,618	19
39	PRIMA EN VENTA DE ACCIONES	11,361,439	50	1,733,482	18
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**8,636,226**	**38**	**5,470,778**	**57**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,050,618	40	6,386,565	66
43	RESERVA PARA RECOMPRA DE ACCIONES	400,000	2	400,000	4
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(3,126,234)	(14)	(3,976,588)	(41)
45	**RESULTADO NETO DEL EJERCICIO**	2,311,842	10	2,660,801	28

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
INFORMACION DICTAMINADA (Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**2,783,233**	**100**	**6,429,449**	**100**
46	EFECTIVO	724,891	26	148,533	2
47	INVERSIONES TEMPORALES	2,058,342	74	6,280,916	98
18	**CARGOS DIFERIDOS**	**35,098,907**	**100**	**1,153,885**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,377,828	4	885,140	77
49	CREDITO MERCANTIL	33,721,079	96	268,745	23
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**9,403,956**	**100**	**2,690,901**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	5,022,025	53	66,994	2
53	PASIVOS EN MONEDA NACIONAL	4,381,931	47	2,623,907	98
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**2,400,254**	**100**	**721,681**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	2,400,254	100	721,681	100
27	**PASIVO A LARGO PLAZO**	**26,041,375**	**100**	**3,295,965**	**100**
59	PASIVO EN MONEDA EXTRANJERA	16,041,375	62	3,295,965	100
60	PASIVO EN MONEDA NACIONAL	10,000,000	38	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**10,000,000**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	10,000,000	100	0	0
30	**OTROS CREDITOS**	**30,375**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	30,375	100	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**3,157,845**	**100**	**1,431,665**	**100**
68	RESERVAS	580,127	18	193,317	14
69	OTROS PASIVOS	2,577,718	82	1,238,348	86
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(3,126,234)**	**100**	**(3,976,588)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(3,126,234)	(100)	(3,976,588)	(100)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(1,330,242)	5,673,487
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	580,127	193,317
74	NUMERO DE FUNCIONARIOS (*)	337	201
75	NUMERO DE EMPLEADOS (*)	15,032	5,286
76	NUMERO DE OBREROS (*)	24,342	8,970
77	NUMERO DE ACCIONES EN CIRCULACION (*)	1,846,374,197	1,425,000,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**35,729,417**	**100**	**18,667,513**	**100**
2	COSTO DE VENTAS	17,980,349	50	8,680,755	47
3	**RESULTADO BRUTO**	**17,749,068**	**50**	**9,986,758**	**53**
4	GASTOS DE OPERACION	11,038,708	31	5,359,948	29
5	**RESULTADO DE OPERACION**	**6,710,360**	**19**	**4,626,810**	**25**
6	COSTO INTEGRAL DE FINANCIAMIENTO	2,481,492	7	(560,344)	(3)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**4,228,868**	**12**	**5,187,154**	**28**
8	OTRAS OPERACIONES FINANCIERAS	238,586	1	614,240	3
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**3,990,282**	**11**	**4,572,914**	**24**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,658,229	5	1,912,113	10
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,332,053**	**7**	**2,660,801**	**14**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,332,053**	**7**	**2,660,801**	**14**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,332,053**	**7**	**2,660,801**	**14**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,332,053**	**7**	**2,660,801**	**14**
19	PARTICIPACION MINORITARIA	20,211			
20	**RESULTADO NETO MAYORITARIO**	**2,311,842**	**6**	**2,660,801**	**14**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**35,729,417**	**100**	**18,667,513**	**100**
21	NACIONALES	23,796,953	67	16,843,190	90
22	EXTRANJERAS	11,932,464	33	1,824,323	10
23	CONVERSION EN DOLARES (***)	3,117,204	9	476,581	3
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**2,481,492**	**100**	**(560,344)**	**100**
24	INTERESES PAGADOS	1,551,452	63	348,379	62
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	227,039	9	263,986	47
27	GANANCIA EN CAMBIOS	(2,027,922)	(82)	249,961	45
28	RESULTADO POR POSICION MONETARIA	(870,843)	(35)	(394,776)	(70)
42	PERDIDA EN ACTUALIZACION DE UDI'S				
43	GANACIA EN ACTUALIZACION DE UDI'S				
8	**OTRAS OPERACIONES FINANCIERAS**	**238,586**	**100**	**614,240**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	238,586	100	614,240	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,658,229**	**100**	**1,912,113**	**100**
32	I.S.R.	982,052	59	1,696,601	89
33	I.S.R. DIFERIDO	454,416	27	78,984	4
34	P.T.U.	221,761	13	136,528	7
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: 4 AÑO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	35,486,829	18,518,634
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	35,729,417	18,667,513
39	RESULTADO DE OPERACION (**)	6,710,360	4,626,810
40	RESULTADO NETO MAYORITARIO (**)	2,311,842	2,660,801
41	RESULTADO NETO (**)	2,332,053	2,660,801

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF TRIMESTRE: **4** ANO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**11,435,200**	**100**	**4,793,800**	**100**
2	COSTO DE VENTAS	5,761,000	50	2,281,800	48
3	**RESULTADO BRUTO**	**5,674,200**	**50**	**2,512,000**	**52**
4	GASTOS DE OPERACION	3,513,300	31	1,286,700	27
5	**RESULTADO DE OPERACION**	**2,160,900**	**19**	**1,225,300**	**26**
6	COSTO INTEGRAL DE FINANCIAMIENTO	245,700	2	(2,600)	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,915,200**	**17**	**1,227,900**	**26**
8	OTRAS OPERACIONES FINANCIERAS	114,900	1	71,300	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,800,300**	**16**	**1,156,600**	**24**
10	PROVISION PARA IMPUESTOS Y P.T.U.	857,400	7	380,600	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**942,900**	**8**	**776,000**	**16**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**942,900**	**8**	**776,000**	**16**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**942,900**	**8**	**776,000**	**16**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**942,900**	**8**	**776,000**	**16**
19	PARTICIPACION MINORITARIA	5,000			
20	**RESULTADO NETO MAYORITARIO**	**937,900**	**8**	**776,000**	**16**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **4** ANO: **2003**

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**11,435,200**	**100**	**4,793,800**	**100**
21	NACIONALES	6,837,400	60	4,227,800	88
22	EXTRANJERAS	4,597,800	40	566,000	12
23	CONVERSION EN DOLARES (***)	409,239	4	50,378	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**245,700**	**100**	**(2,600)**	**100**
24	INTERESES PAGADOS	387,500	158	97,300	3,742
25	PERDIDA EN CAMBIOS	317,800	129	0	0
26	INTERESES GANADOS	14,600	6	73,600	2,831
27	GANANCIA EN CAMBIOS	0	0	56,900	2,188
28	RESULTADO POR POSICION MONETARIA	(445,000)	(181)	30,600	1,177
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**114,900**	**100**	**71,300**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	114,900	100	71,300	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**857,400**	**100**	**380,600**	**100**
32	I.S.R.	337,295	39	530,835	139
33	I.S.R. DIFERIDO	428,753	50	(279,108)	(73)
34	P.T.U.	91,352	11	128,873	34
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**2,332,053**	**2,660,801**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,996,314	1,581,193
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**4,328,367**	**4,241,994**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,812,368)	(237,013)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**2,515,999**	**4,004,981**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	15,577,052	(272,293)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	9,819,542	(608,260)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**25,396,594**	**(880,553)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(31,558,809)**	**(1,409,706)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(3,646,216)	1,714,722
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	6,429,449	4,714,727
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,783,233	6,429,449

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,996,314**	**1,581,193**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	967,490	1,070,040
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	1,028,824	511,153
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,812,368)**	**(237,013)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	207,809	197,145
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(372,600)	(226,701)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(589,387)	(590,382)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(131,562)	59,449
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(926,628)	323,476
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**15,577,052**	**(272,293)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	15,598,869	(21,638)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	(928,404)	(496,057)
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	906,587	245,402
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**9,819,542**	**(608,260)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	(608,260)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	9,819,542	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(31,558,809)**	**(1,409,706)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(29,648,404)	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(1,554,957)	(919,585)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(355,448)	(490,121)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	6.53 %	14.25 %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	10.21 %	27.52 %
3	RESULTADO NETO A ACTIVO TOTAL (**)	3.80 %	15.57 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00 %	0.23 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	37.34 %	14.84 %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.58 veces	1.09 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.01 veces	2.51 veces
8	ROTACION DE INVENTARIOS (**)	8.22 veces	10.87 veces
9	DIAS DE VENTAS POR COBRAR	13 días	10 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	5.30 %	10.31 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	62.85 %	43.42 %
12	PASIVO TOTAL A CAPITAL CONTABLE	1.69 veces	0.77 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	54.56 %	45.33 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	146.49 %	44.32 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	4.33 veces	13.28 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.93 veces	2.52 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.86 veces	3.11 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.63 veces	2.81 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.21 veces	1.13 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	29.60 %	238.93 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.11 %	22.72 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(5.07) %	(1.27) %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.62 veces	11.50 veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	61.34 %	30.92 %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	38.66 %	69.08 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	4.93 %	65.23 %

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe			TRIMESTRE AÑO ANTERIOR Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.98		$	2.03	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00		$		
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$		
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.00		$		
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$		
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$		
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$		
8	VALOR EN LIBROS POR ACCION	$	12.27		$	6.78	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00		$	.43	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones			acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		2.11	veces		3.78	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		24.49	veces		17.71	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00	veces			veces

(**) INFORMACION ULTIMOS DOCE MESES

COCA-COLA FEMSA anuncia resultados del cuarto trimestre de 2003 y del año completo

CUARTO TRIMESTRE 2003

¢ Los ingresos totales consolidados fueron de Ps.11,435.2 millones y la utilidad de operación consolidada fue de Ps.2,160.9 millones durante el cuarto trimestre de 2003, alcanzando un margen de operación consolidado de 18.9%.

2003

¢ Los ingresos totales consolidados fueron de Ps.35,729.0 millones y la utilidad de operación consolidada fue de Ps.6,710.4 millones en 2003, alcanzando un margen de operación consolidado de 18.8%.

Ciudad de Mexico (26 de febrero de 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF; BMV: KOFL) ("Coca-Cola FEMSA" o la "Compañía"), el embotellador más grande de productos Coca-Cola de Latinoamérica y el segundo más grande del mundo, anunció hoy sus resultados consolidados para el cuarto trimestre y el año terminado al 31 de diciembre de 2003.

"Estamos complacidos con la capacidad de nuestro equipo para trabajar en conjunto y alcanzar muy buenos resultados en diferentes frentes al mismo tiempo. Consolidando nuestras instalaciones operativas, implementando mejores estrategias y prácticas comerciales, ajustando la arquitectura de precios de nuestros productos y empaques, estamos fortaleciendo nuestra empresa a lo largo de nuestros territorios." comentó Carlos Salazar Lomelín, Director General de la Compañía.

RESULTADOS CONSOLIDADOS

Durante el cuarto trimestre de 2003, nuestros ingresos consolidados fueron de Ps.11,435.2 millones. El precio promedio por caja unidad fue de Ps.23.56 (U.S.$2.1). La utilidad de operación fue de Ps.2,160.9 millones durante el cuarto trimestre de 2003, alcanzando un margen de operación de 18.9%.

El costo integral de financiamiento fue de Ps.245.7 millones durante el cuarto trimestre de 2003, reflejando la nueva situación financiera después de la adquisición, siendo esta el efecto combinado de:

(i) gastos de intereses acumulados relacionados con la deuda existente y la deuda de la adquisición asumida en conexión con la transacción de Panamco que fueron parcialmente compensados por los intereses ganados generados por nuestro menor balance en caja;
(ii) una pérdida cambiaria generada principalmente por la devaluación del peso mexicano frente al U.S. dólar, aplicada a la deuda denominada en U.S. dólares; y
(iii) la ganancia por la posición monetaria consolidada, como resultado de los ajustes inflacionarios aplicados a la posición monetaria neta de nuestros activos.

El impuesto sobre la renta, impuesto al activo y participación de utilidad a los trabajadores, como porcentaje a la utilidad antes de impuestos fue de 47.6% en el cuarto trimestre de 2003. Durante el año la tasa efectiva de impuestos fue de 41.6%, reflejando una mayor tasa impositiva de 44.0% en México, aplicada a la utilidad antes de impuestos de nuestras operaciones

mexicanas, los cuales representaron la mayoría de la utilidad anual de la empresa.

La utilidad neta consolidada fue de Ps.942.9 millones en el cuarto trimestre de 2003, resultando en una utilidad por acción de Ps.0.508 (U.S.$0.452 por ADR) con base en 1,846 millones de acciones en circulación (cada ADR representa diez acciones ordinarias).

BALANCE GENERAL

Al 31 de diciembre de 2003, el saldo de caja de Coca-Cola FEMSA ascendió a Ps.2,783 millones (U.S.$247.7 millones), la deuda total de corto plazo fue de Ps.2,904 millones (U.S.$258.5 millones) y la deuda total de largo plazo de Ps.26,011 millones (U.S.$2,315.2 millones). Cabe mencionar que el 65% de la deuda total de la Compañía se encuentra en el mercado de capitales en la forma de bonos.

Durante el cuarto trimestre de 2003, la Compañía pre-pagó U.S.$200.0 millones del crédito puente denominado en U.S. dólares utilizado para la adquisición de Panamco y refinanció los U.S.$80.0 millones restantes con un crédito de corto plazo. La siguiente tabla muestra la composición de la deuda por moneda y tasa de interés, al 31 de diciembre de 2003:

Moneda	% Deuda Total	% Tasa de Interés Variable	Tasa Promedio(1)
U.S. dólares	42%	5%	5.90%
Pesos mexicanos	56%	56%	7.41%
Pesos colombianos	2%	100%	10.34%

(1) Tasa de interés promedio anualizada para el cuarto trimestre de 2003.

Empezamos a consolidar los resultados de nuestros nuevos territorios durante el segundo trimestre de 2003 de conformidad con los Principios de Contabilidad Generalmente Aceptados en México ("Mex GAAP"). Corporación Interamericana de Bebidas S.A. de C.V., anteriormente conocida como Panamerican Beverages, Inc. ("Panamco") históricamente preparó sus estados financieros de conformidad con los principios contables estadounidenses y en U.S. dólares. Nosotros hemos preparado históricamente y continuaremos preparando nuestros estados financieros bajo PCGA mexicanos y en pesos mexicanos. La información de los nuevos territorios bajo PCGA mexicanos y en pesos mexicanos difiere y puede no ser comparable respecto a los resultados presentados por Panamco para periodos anteriores. Adicionalmente, los resultados de Panamco no han sido incluidos en nuestros estados financieros para periodos previos a mayo de 2003.
La información financiera, para el cuarto trimestre de 2003 y el año terminados al 31 de diciembre de 2003, en la información financiera consolidada y por territorio, incluye tres y doce meses de resultados de los territorios originales de Coca-Cola FEMSA (Valle de México, Sureste de México y Buenos Aires) y únicamente tres y ocho meses de nuestros nuevos territorios. La información financiera trimestral de Coca-Cola FEMSA no va a ser comparable hasta el tercer trimestre de 2004 y la información anual, hasta el año de 2005.

Para efectos comparativos de volumen de ventas se muestra la información reportada por Panamco durante el cuarto trimestre y el año terminado al 31 de diciembre de 2002.

RESULTADOS DE LAS OPERACIONES POR TERRITORIO

	Volumen (MCU)	Utilidad Operativa ($ mm)	% Total	% Margen Operativo
México	243.9	Ps. 1,491.4	69.0%	21.8%
Centro América	29.3	110.2	5.1%	12.7%
Colombia	45.1	130.7	6.1%	14.7%
Venezuela	45.8	176.5	8.2%	16.3%
Brasil	77.5	137.7	6.4%	11.4%
Argentina	39.3	113.9	5.3%	17.5%
Total	480.9	Ps.2,160.9	100.0%	18.9%

RESULTADOS DE LA OPERACIÓN EN MÉXICO

Ingresos

Los ingresos totales en los territorios mexicanos fueron de Ps.6,837.4 millones para el cuarto trimestre de 2003, resultando en un precio promedio por caja unidad de Ps.27.31 (U.S.$2.43). Excluyendo los volúmenes de agua Ciel en presentaciones de 5 Lts, 19 Lts y 20 Lts, el precio promedio por caja unidad fue de Ps.30.93 (U.S.$2.75).

A pesar de la relativa debilidad en la economía mexicana y al incremento en el entorno competitivo de la industria mexicana de refrescos, provocada por los competidores existentes y por los nuevos productores de marcas de precio bajo en presentaciones familiares, el volumen de refrescos incrementó 2.1% en el cuarto trimestre de 2003 sobre el mismo periodo de 2002. El crecimiento del volumen de refrescos se debió al desempeño de Fresca toronja rosa y Lift manzana verde y a la reciente introducción de Coca-Cola Vainilla. El volumen de ventas del cuarto trimestre de 2003 fue de 243.9 MCU, permaneciendo prácticamente en línea con el mismo periodo de 2002, debido a menores volúmenes de agua embotellada en garrafón en nuestros nuevos territorios, que fueron compensados por el crecimiento de volumen de refrescos.

A principio del año la Compañía, entabló un amparo ante las autoridades hacendarias mexicanas, argumentando la inconstitucionalidad en el cobro del Impuesto Especial a Productos y Servicios (IEPS) sobre la venta de refrescos dietéticos y aguas mineralizadas. A pesar de haber obtenido un amparo temporal sobre el pago de impuestos, la Compañía continúo pagando este durante los primeros nueve meses de 2003, con objeto de no correr riesgos de recargos y sanciones por parte de las autoridades. Debido a la incertidumbre sobre el resultado del juicio y siguiendo un criterio conservador, la Compañía registró contablemente una provisión, disminuyendo el monto de los ingresos durante los primeros nueve meses del año.

Durante el cuarto trimestre del 2003, la Compañía obtuvo una resolución favorable del amparo por lo que procedió a (i) cancelar la provisión por Ps.$130 millones relacionada con el IEPS pagado durante los primeros meses de 2003, (ii) no requirió el registrar Ps.$40 millones de este impuesto que debería haber pagado en caso de una resolución desfavorable al amparo. Debido a la resolución favorable de esta acción legal, se reflejó en el estado de resultados un incremento en los ingresos netos por Ps.$170 millones en el cuarto trimestre de 2003.

Utilidad de Operación

La utilidad bruta fue de Ps.3,737.6, alcanzando un 54.7% de margen como porcentaje a ingresos totales para el cuarto trimestre de 2003. La utilidad de operación fue de Ps.1,491.4 millones, alcanzando un 21.8% de margen como porcentaje de ingresos totales.

Durante el trimestre el gasto de ventas fue impactado por (i) mayores gastos relacionados con la estandarización en el programa de mantenimiento de nuestros refrigeradores, (ii) mayores gastos de distribución derivados del fleteo de ciertas presentaciones desde la Ciudad de México a otros de nuestros territorios mexicanos y (iii) un incremento en los gastos de mercadotecnia.

Después de realizar un intensivo análisis de las condiciones actuales y de la vida útil esperada de los refrigeradores en nuestros nuevos y existentes territorios en México, decidimos modificar la vida útil de los enfriadores en nuestros territorios originales de tres a cinco años, homogeneizando la vida útil con los refrigeradores de los nuevos territorios en México (Golfo y Bajío). Tomamos la decisión basados en la calidad del equipo y la adecuada política de mantenimiento implementada por Coca-Cola FEMSA. Esta modificación redujo los cargos virtuales en México e incrementó nuestra utilidad operativa por una cantidad similar. El Comité de Auditoría de la Compañía aprobó esta modificación.

RESULTADOS DE LA OPERACIÓN EN CENTRO AMÉRICA (Guatemala, Nicaragua, Costa Rica y Panamá)

Ingresos

Los ingresos totales fueron de Ps.869.5 millones durante el cuarto trimestre de 2003. El precio promedio por caja unidad fue de Ps.29.75 (U.S.$2.65) durante este periodo. En el cuarto trimestre de 2003, el volumen total de ventas en nuestros territorios de Centro América fue de 29.3 MCU, registrando un incremento de 7.0% comparado con el mismo periodo de 2002, debido principalmente al sólido desempeño de la marca Coca-Cola siendo más del 80% del volumen incremental y al crecimiento de las marcas principales de sabores en todos los países de la región centroamericana.

Durante el trimestre introdujimos una presentación de 2.0 Lt PET no-retornable para Fanta en Nicaragua y una de 600 ml PET para Lift en Guatemala, con el objetivo de desarrollar nuevos puntos de precio en estos mercados. Estas nuevas presentaciones junto con la introducción de nuevos productos como el agua embotellada Dasani y Fanta en Panamá, pretenden desarrollar nuevas ocasiones de consumo.

Utilidad de Operación

La utilidad bruta fue de Ps.439.9 millones durante el cuarto trimestre de 2003, alcanzando un 50.6% de margen bruto como porcentaje a ingresos totales durante el mismo periodo. Durante este periodo la Compañía experimentó menores costos de operación debido a (i) precios más bajos de materias primas debido a mejores negociaciones con proveedores, y (ii) a un cambio favorable de presentaciones de empaque no-retornable a retornables. La utilidad de operación fue de Ps.110.2 millones durante el cuarto trimestre de 2003, alcanzando un margen de utilidad de operación de 12.7% como porcentaje del total de ingresos. Durante el trimestre la compañía experimentó menores gastos administrativos como resultado de la optimización de personal.

RESULTADOS DE LA OPERACIÓN EN COLOMBIA

Ingresos

Los ingresos totales fueron de Ps.888.2 millones durante el cuarto trimestre de 2003, un precio promedio por caja unidad de Ps.19.69 (U.S.$1.75). Durante el cuarto trimestre de 2003, un creciente ambiente competitivo generado por categorías de bebidas de bajo precio tales como, polvos para preparar bebidas, jugos naturales o agua de la llave, continuaron afectando la industria de refrescos en Colombia. El volumen total decreció 12.3% comparado con el mismo periodo de 2002. La compañía continúa evaluando la arquitectura de precio, producto y empaque apropiada para nuestro portafolio de productos en Colombia.

Utilidad de Operación

La utilidad bruta fue de Ps.405.5 millones durante el cuarto trimestre de 2003, alcanzando un 45.7% de margen bruto como porcentaje de ingresos totales durante el mismo periodo. La utilidad de operación fue de Ps.130.7 millones alcanzando un 14.7% de margen de utilidad de operación durante el cuarto trimestre de 2003. La baja absorción de costos fijos debida a la caída de volumen fue parcialmente compensada por las eficiencias en costos obtenidas por la reciente consolidación de activos de manufactura.

Durante el cuarto trimestre de 2003, la Compañía efectúo cambios en las políticas contables relacionadas con el tratamiento de las botellas y cajas en el mercado en Colombia con el objetivo de apegarnos a las políticas contables de la compañía. En el pasado, Panamco capitalizaba las botellas y cajas introducidas en el mercado, mientras que KOF tradicionalmente las contabiliza como gastos de mercadotecnia. Debido a estos cambios contables, los cargos virtuales se redujeron significativamente durante el cuarto trimestre de 2003, sin embargo los gastos incrementaron por una cantidad similar. El Comité de Auditoría aprobó estos cambios contables.

RESULTADOS DE OPERACIÓN EN VENEZUELA

Ingresos

Los ingresos totales alcanzados fueron de Ps.1,082.5 millones durante el cuarto trimestre de 2003 y el precio promedio por caja unidad fue de Ps.23.57 (U.S.$2.09), como resultado del 13% de incremento promedio ponderado implementado durante el cuarto trimestre de 2003. Aún y cuando incrementamos precios durante el cuarto trimestre de 2003, nuestro volumen de ventas creció 34.7% comparado con el cuarto trimestre de 2002, debido a que durante el mes de diciembre de 2002 Venezuela sufrió inestabilidad política como consecuencia de una huelga nacional que hizo prácticamente imposible para Panamco operar el negocio de forma regular y también generado por nuestras estrategias de precios y empaques implementadas durante el trimestre.

Utilidad de Operación

La utilidad bruta fue de Ps.499.2 millones durante el cuarto trimestre de 2003, alcanzando un 46.1% de margen bruto como porcentaje de ingresos totales durante el mismo periodo. Durante el trimestre, la producción de azúcar disponible no fue suficiente para satisfacer los niveles internos de demanda incrementando los precios de azúcar a niveles inusuales. La utilidad de

operación fue de Ps.176.5 millones alcanzando un margen de utilidad de operación de 16.3% durante el cuarto trimestre de 2003, debido principalmente a mayores volúmenes y a mejoras operativas implementadas a partir de mayo de 2003.

RESULTADOS DE LA OPERACIÓN EN BRASIL

Ingresos

Los ingresos totales fueron de Ps.1,212.3 millones durante el cuarto trimestre de 2003 y el precio promedio por caja unidad fue de Ps.15.60 (U.S.$1.39).

Durante el cuarto trimestre de 2003, el volumen de ventas en nuestro territorios brasileños decreció 24.7% comparado con el mismo periodo de 2002, incluyendo el 18.8% de reducción del volumen de refrescos y el 40.2% de caída de volumen de la cerveza, como resultado de nuestra estrategia enfocada a balancear el crecimiento de volumen con la expansión de márgenes y la implementación de estrategias de mercado, con el objetivo de incrementar el número de clientes atendidos directamente por la compañía en lugar de vender a través de distribuidores.

Durante el trimestre lanzamos una presentación de 12 onzas en vidrio no retornable para la marca Coca-Cola, ofreciendo a nuestros consumidores un empaque más conveniente para el consumo en el punto de venta. Con esta introducción la compañía ha lanzado seis nuevos diferentes empaques para las marcas Coca-Cola desde que tomamos las operaciones en mayo de 2003.

Utilidad de Operación

La utilidad bruta del cuarto trimestre de 2003 fue de Ps.467.2 millones, alcanzando un margen de 38.5% como porcentaje de ingresos totales. Menores precios de azúcar, la apreciación del real frente al U.S. dólar aplicada a nuestras materias primas denominadas en U.S. dólares durante el trimestre y un cambio de mezcla de productos a empaques más rentables, mejoró nuestra rentabilidad durante el cuarto trimestre de 2003.

Debido al desempeño de nuestras nuevas estrategias comerciales y al desarrollo de puntos de venta, alcanzamos una utilidad de operación de Ps.137.7 millones durante el cuarto trimestre de 2003 y un margen operativo de 11.4%, el más alto desde que tomamos las operaciones en mayo de 2003.

RESULTADOS DE OPERACIÓN EN ARGENTINA

La información financiera y de volumen de ventas en nuestras operaciones en Argentina es totalmente comparable con periodos anteriores.

Ingresos

Los ingresos totales alcanzaron Ps.651.0 millones, un 15.0% de incremento comparado con el cuarto trimestre de 2002 y el precio promedio por caja unidad creció 4.5% sobre el cuarto trimestre de 2002 a Ps.15.81 (U.S.$1.41), debido principalmente a la combinación de (i) incrementos de previos implementados durante el trimestre, y (ii) el cambio de mezcla de marcas de protección de valor menos rentables, Taí y Crush, hacia nuestras marcas principales y premium.

En el cuarto trimestre de 2003, el volumen total de ventas en nuestro territorio de Buenos Aires incrementó 9.5% comparado con el mismo periodo de 2002. Este incremento se debió principalmente al crecimiento de las marcas principales en empaques retornables, las cuales representaron más del 25.0% del volumen total de ventas durante el cuarto trimestre de 2003 y al crecimiento de nuestras marcas premium, las cuales representaron el 12.0% de nuestro volumen de ventas para el cuarto trimestre.

Utilidad de Operación

La utilidad bruta como porcentaje a los ingresos totales incrementó de 34.4% en el cuarto trimestre de 2002 a 40.0% en 2003. Este incremento fue principalmente por (i) mayores volúmenes de ventas, y (ii) una apreciación del peso Argentino frente al U.S. dólar aplicado a materias primas y gastos denominados en U.S. dólares.

En Argentina, los gastos de operación como porcentaje a ingresos totales decrecieron 600 puntos base, de 28.5% en el cuarto trimestre de 2002 a 22.6% en el mismo periodo de 2003, como resultado de la apreciación del peso argentino frente al U.S. dólar aplicado a nuestros gastos denominados en U.S. dólares y a las estrategias operativas implementadas en el mercado durante el año. La utilidad de operación durante el cuarto trimestre de 2003 en nuestros territorios argentinos fue de Ps.113.9 millones y el margen de operación creció de 6.0% durante el cuarto trimestre de 2002 a 17.5% para el mismo periodo de 2003, alcanzando el más alto margen en la historia de nuestras operaciones en Argentina.

RESUMEN DE RESULTADOS DEL AÑO 2003.

El volumen de ventas consolidado alcanzó 1,824.0 MUC en el 2003, disminuyendo 2.3% contra el 2002, principalmente como resultado de (i) menores volúmenes de ventas de agua embotellada en México, Colombia y Venezuela, como consecuencia de una estrategia de racionalización de activos combinada con iniciativas de manejo de precios en este segmento con la intención de mejorar la rentabilidad en nuestro negocio de agua embotellada, y (ii) menores volúmenes de cerveza en nuestro territorio de São Paulo en Brasil, como resultado de la implementación de nuevas iniciativas dirigidas a recuperar pre-venta y distribución tercerizada.

Durante el 2003, el volumen consolidado de refrescos permaneció prácticamente en línea contra el 2002, ya que la caída en los volúmenes de venta de Brasil, Colombia y Venezuela, fue compensada por el incremento en los volúmenes de venta de nuestros territorios en México, Centro América y Argentina.

Durante el 2003, los ingresos totales fueron de Ps.35,729.0 millones, resultando en un precio promedio por caja unidad consolidado de Ps.24.46 (U.S.$2.18). La utilidad bruta como porcentaje a los ingresos totales fue de 49.7% en 2003. La utilidad de operación consolidada durante este periodo fue de 2003 fue de Ps.6,710.4 millones, 18.8% como porcentaje a los ingresos totales.

La utilidad neta consolidada fue de Ps.2,332.0 en 2003 y la utilidad por acción fue de Ps.1.36 (U.S.$ 1.21 por ADR) calculada en función al promedio ponderado de 1,704.3 millones de acciones en circulación.

INFORMACIÓN PARA LA CONFERENCIA TELEFÓNICA

La Conferencia telefónica del cuarto trimestre de 2003 tendrá lugar el jueves 26 de febrero de 2004 a las 10:30 a.m. E.T. (9:30 hora de México).

Para participar en la Conferencia telefónica, favor de marcar: U.S. locales: 800-901-5247. Internacional: 617-786-4501.

Si usted no puede participar en la Conferencia en tiempo real, una repetición de la misma estará disponible hasta el 26 de marzo de 2003. Para escuchar la repetición, por favor marcar: U.S. locales: 888-286-8010. Internacional: 617-801-6888. Contraseña: 98344233.

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Coca-Cola FEMSA, S.A. de C.V. produce Coca-Cola, Sprite, Fanta, Lift y otros productos de marcas de The Coca-Cola Company en México (una parte importante del centro de México, incluyendo la ciudad de México y el Sureste de México), Guatemala (la ciudad de Guatemala y sus alrededores), Nicaragua (todo el país), Costa Rica (todo el país), Panamá (todo el país), Colombia (la mayoría del país), Venezuela (todo el país), Brasil (São Paulo, Campiñas, Santos y Mato Grosso do Sul) y Argentina (el gran Buenos Aires), además de agua embotellada, cerveza y otras bebidas en algunos de estos territorios.

La compañía cuenta con 32 plantas embotelladoras en los países en los que opera y atiende a más de 1,500,000 detallistas en la región. Coca-Cola FEMSA actualmente representa casi el 10% del volumen de ventas de Coca-Cola en el mundo, aproximadamente el 40% de todas las ventas de Coca-Cola en Latinoamérica. The Coca-Cola Company tiene una participación del 39.6% en el capital accionario de Coca-Cola FEMSA.

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Las cifras de las operaciones de la Compañía en México y de sus operaciones internacionales consolidadas fueron preparadas de acuerdo a los principios de contabilidad generalmente aceptados en México (principios mexicanos). Todas las cifras están expresadas en pesos mexicanos constantes con poder adquisitivo al 31 de diciembre de 2003. Para fines de comparación las cifras de la compañía para 2002 y 2003, han sido re-expresadas tomando en cuenta la inflación local de cada uno de los países con referencia al índice de precios al consumidor y convertidas de la moneda local a pesos mexicanos usando el tipo de cambio al 31 de diciembre de 2003. Además, todas las comparaciones para el cuarto trimestre de 2003 terminado el 31 de diciembre de 2003 contenidas en este reporte, han sido hechas contra cifras del periodo comparable de 2002, a menos que se indique lo contrario.

Este comunicado de prensa puede contener declaraciones a futuro referentes al desempeño futuro de Coca-Cola FEMSA y deben ser tomadas como estimados de buena fe de Coca-Cola FEMSA. Estas declaraciones a futuro reflejan el punto de vista de las expectativas de la administración y están basadas en información actualmente disponible. Los resultados reales están sujetos a eventos futuros e incertidumbres que podrían tener un impacto importante en el desempeño real de la compañía, muchas de las cuales están fuera del control de Coca-Cola FEMSA.

Referencias a "US$" son a dólares americanos. Este comunicado de prensa contiene conversiones de ciertas cifras en pesos a dólares americanos únicamente para comodidad del lector. Estas conversiones no deben ser

interpretadas como declaraciones de que las cifras en pesos realmente representan tales cifras en dólares americanos o que pueden ser convertidas según las tasas indicadas.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. La administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

" Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

" Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas de años anteriores en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas mediante la aplicación de factores inflacionarios.

" Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores inflacionarios.

" Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del periodo, utilizando factores inflacionarios para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del periodo, para las subsidiarias en el extranjero.

La información financiera de periodos anteriores de las subsidiarias mexicanas fue actualizada utilizando factores inflacionarios mexicanos y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del año. Consecuentemente, las cifras son comparables entre sí y con periodos anteriores, al estar expresadas en términos de la misma moneda.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de casas de bolsa, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan con base en factores inflacionarios, considerando su antigüedad

promedio.

El costo de ventas del periodo se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado dentro de las plantas y entre las diferentes plantas.

d) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, con base al tiempo de transmisión de los anuncios.
Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del periodo en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Propiedades, Planta y Equipo:
Se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando los factores inflacionarios, excepto las botellas y cajas (ver Nota 5 f). El activo fijo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

Edificios y construcciones 40 años
Maquinaria y equipo 13 años
Equipo de distribución 10 años
Otros activos 9 años

f) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. La Compañía clasifica las botellas y

cajas dentro del rubro de propiedades, planta y equipo.

Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y cajas, y un año para envase de plástico retornable. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas. La diferencia entre el costo y los depósitos recibidos se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no ha sido recibido depósito alguno, son registradas en resultados cuando son entregadas a los clientes.

g) Inversiones en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales no se tiene un valor de mercado observable, se valúan al costo de adquisición actualizado mediante la aplicación de factores derivados de la inflación del país de origen. Las inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales se tiene un valor de mercado observable fueron ajustadas a su valor de mercado, afectando las utilidades.

h) Otros Activos:
Estos activos representan erogaciones por los cuales los beneficios serán recibidos en años futuros, e incluyen:

" El equipo de refrigeración de procedencia nacional se actualiza aplicando los factores inflacionarios. El de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año. El equipo de refrigeración es amortizado con base en una vida útil promedio de aproximadamente cinco años a partir de 2003 y de tres años en 2002 y 2001.

" Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan con base en el plazo en que se espera recibir los beneficios. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Hasta 2002, la amortización se registraba dentro de los gastos de operación. A partir de 2002, la Compañía adoptó los lineamientos de la nueva disposición de la Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Registro de las Consideraciones Dadas por un Vendedor al Cliente o Revendedor de los Productos del Vendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas.

" Gastos por la implementación del sistema integral de negocio (ERP) erogados en la fase de desarrollo, los cuales se capitalizados de acuerdo con las disposiciones establecidas en el boletín C-8 ("Activos Intangibles" ("C-8") y se amortizan con base en el método de línea recta en un período de cuatro años. Las erogaciones que no cumplen con dichos requisitos, así como

los costos de investigación se registran en resultados en el año en que se incurren.

" Las mejoras en propiedades arrendadas, son actualizadas con base a factores inflacionarios y se amortizan en línea recta de acuerdo al plazo de los contratos de arrendamiento.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en años futuros. A partir de 2003, la Compañía empieza a aplicar el C-8, el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Antes de 2003, el exceso en el precio de compra sobre el valor de mercado de los activos netos adquiridos en una combinación de negocios, era considerado como crédito mercantil. Con la adopción del C-8, la Compañía considera ese exceso. como derechos para producir y distribuir productos de la manera Coca-Cola. La Compañía clasifica sus activos intangibles en: activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía espera recibir los beneficios. El crédito mercantil de años anteriores fue redesignado en el 2003 como derecho de distribución y acuerdos para embotellar marcas de Coca-Cola.

Los activos intangibles con vida indefinida no son amortizados. Están sujetos a una revisión periódica de deterioro y consisten en derechos de distribución y acuerdos para embotellar de Coca-Cola FEMSA que representan los derechos de producir, empaquetar, distribuir y vender bebidas con la marca registrada Coca-Cola en los territorios adquiridos. Estos acuerdos son contratos estándar que The Coca-Cola Company lleva a cabo con embotelladores fuera de Estados Unidos de América para la venta de los concentrados de ciertas marcas registradas de refresco de Coca-Cola. Los principales acuerdos para embotellar tienen términos de diez años. Dichos acuerdos son renovados automáticamente por 10 años sujetos a la no renovación de cualquiera de las partes (con notificación a la otra parte). Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se reexpresan aplicando la tasa de inflación del país de origen y el tipo de cambio del cierre del período.

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil es registrado en la moneda local de cada una de las subsidiarias en donde la inversión fue realizada y actualizada con los factores inflacionarios del país de origen y convertidos al tipo de cambio que se registró al final del periodo.

j) Deterioro del Crédito Mercantil y Activos de Larga Duración:
La Compañía revisa el valor del crédito mercantil y de otros activos de larga duración para reconocer un deterioro en su valor cuando ocurren eventos o cambios que le indiquen que el valor en libros registrado pudiera no ser recuperado. Para determinar si existe un deterioro en el valor, la Compañía compara los flujos estimados de efectivo descontados que ese activo va a generar en el futuro contra el valor en libros. Si se considera que el valor del activo se ha deteriorado, se reconoce la baja en el valor en los resultados del ejercicio por la cantidad que exceda el valor en libros al valor de mercado.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de la Compañía. Estos recursos son registrados como una reducción a los gastos de venta.

Adicionalmente, participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company, se registra en la cuenta de "otros activos".

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones y prima de antigüedad, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante supuestos largo plazo. El incremento en el saldo de las obligaciones laborales, se registra en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones, a través de fideicomisos irrevocables a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del periodo en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos.

m) Contingencias y Compromisos:
A partir del 1 de enero de 2003, la Compañía adoptó las disposiciones del nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión. La aplicación de este nuevo pronunciamiento no tuvo un impacto significativo en la posición financiera ni en los resultados de operación de la Compañía.

n) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los mimos. Las ventas netas reflejan la venta de los productos al precio de lista menos los descuentos y bonificaciones.

o) Gastos de Operación:
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los costos capitalizados de los programas de

informática.

Los gastos de venta incluyen:
a) Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
b) Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas.
c) Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

p) Impuesto Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son cargados a los resultados del año en que se incurren, incluyendo el impuesto sobre la renta diferido que resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos, incluyendo el beneficio de las pérdidas fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del año y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo ("IMPAC") pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como pasivo a largo plazo, independientemente de la reversión que se espera en el corto plazo de ciertas diferencias temporales.

El impuesto diferido aplicable al resultado del periodo se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

q) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda

local al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de cambio de cierre del año. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero que se considera una cobertura económica de la misma adquisición (ver Nota 4).

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero que se consideran como una cobertura económica de la misma adquisición (ver Nota 4).

El resultado por posición monetaria de las subsidiarias en el extranjero es convertido a pesos mexicanos utilizando el tipo de cambio al cierre del año.

r) Instrumentos Financieros:
La Compañía contrata frecuentemente instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación. Si el instrumento se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

A partir de enero de 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del periodo de los activos y pasivos financieros, se registra en el resultado del periodo.

s) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores inflacionarios de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

t) Utilidad Neta Integral:
La utilidad neta integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del periodo, y se presenta en los Estados de Variaciones en las Cuentas del Capital Contable.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 PROPIMEX, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	62,469,249	99.99	383,414	918,982
2 ADMINISTRACION Y ASESORIA INTEGRAL, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	55,847	99.99	77,761	7,291
3 INMUEBLES DEL GOLFO, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	5,570,863	99.99	397,793	685,662
4 REFRESCOS Y AGUAS MINERALES, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	8,734,500	99.99	7,268	83,493
5 COCA-COLA FEMSA DE BUENOS AIRES, S.A DE C.V.	EMBOTELLADO Y DISTRIBUCION	52,694,342	100.00	355,892	2,122,334
6 CORP. INT. DE BEBIDAS	SERVICIOS ADMINISTRATIVOS	121,172,000	99.99	(2,135,782)	(2,135,782)
7 ELIMINACION DE ACCIONES		1	0.00	0	(1,681,980)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**(913,654)**	**0**
ASOCIADAS					
1 INDUSTRIA EMBASADORA DE QUERETARO, S.A. DE C.V.	EMBOTELLADO	98,232	33.68	59,692	123,771
2 CICAN	EMBOTELLADO	9,620	48.10	36,154	51,400
3 OTRAS		1	0.00	9,184	9,184
4 BETA SAN MIGUEL	AZUCAR	355,420	2.54	30,348	30,348
5 TAPON CORONA	MATERIAL DE EMPAQUE	547,960	40.00	20,285	19,665
6 MOLSON		745,739	0.74	228,254	235,987
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**383,917**	**470,355**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**470,355**

OBSERVACIONES

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

INFORMACION DICTAMINADA

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
COLOCACION PRIVADA	16/08/2004	9.40	0	0	0	0	0	0	0	0	0	1,123,500	0	0	0	0
SINDICADO/VARIOS	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	0	2,247,000	0	0
SINDICADO/VARIOS	15/04/2006	2.14	0	0	0	0	0	0	0	0	0	0	0	3,218,828	0	0
SINDICADO VARIOS	30/04/2008	2.66	0	0	0	0	0	0	0	0	0	0	0	0	0	2,342,498
SINDICADO/VARIOS	30/04/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,432,787
CITIBANK	31/12/2004	3.27	0	0	0	0	0	0	0	0	0	370,755	0	0	0	0
SANTANDER	31/12/2004	2.46	0	0	0	0	0	0	0	0	0	112,350	0	0	0	0
COMERICA	31/12/2004	2.62	0	0	0	0	0	0	0	0	0	112,350	0	0	0	0
SINDICADO/VARIOS			0	0	0	0	0	0	0	0	0	0	265,891	181,979	138,506	0
RABOBANK	24/09/2004	6.56	0	0	0	0	0	0	0	0	0	2,415	0	0	0	0
GE CAPITAL LEASING	02/01/2008	9.44	0	0	0	0	0	0	0	0	0	7,569	7,569	7,569	7,477	1,892
CITIBANK		0.17	0	0	0	0	0	0	0	0	0	270,124	0	0	0	0
VARIOS			365,945	0	0	0	0	0	0	0	8,297	0	0	0	0	0
SINDICADO/VARIOS	30/04/2008	7.89	0	0	0	0	0	0	0	2,741,250	0	0	0	0	0	0
SINDICADO/VARIOS		8.65	0	0	0	0	0	1,417,754	0	0	0	0	0	0	0	0
BANCOMER	16/12/2004		905,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			**1,270,945**	**0**	**0**	**0**	**0**	**1,417,754**	**0**	**2,741,250**	**8,297**	**1,999,063**	**273,460**	**5,655,376**	**145,983**	**5,777,177**

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
CERTIFICADOS BURSATILES	30/04/2007	5.55	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2008	6.80	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2005	5.55	0	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2008	6.80	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**10,000,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
CONCENTRADO			623,751	0	0	0	0	0	0	0	0	360,179	0	0	0	0
AZUCAR			217,568	0	0	0	0	0	0	0	0	103,069	0	0	0	0
FRUCTOSA			0	0	0	0	0	0	0	0	0	17,693	0	0	0	0
ENVASE			3,803	0	0	0	0	0	0	0	0	29,376	0	0	0	0
PREFORMA			384,843	0	0	0	0	0	0	0	0	163,910	0	0	0	0
EMPAQUE			35,291	0	0	0	0	0	0	0	0	182,126	0	0	0	0
ETIQUETA			31,282	0	0	0	0	0	0	0	0	4,943	0	0	0	0
REFACCIONES			3,858	0	0	0	0	0	0	0	0	55,716	0	0	0	0
OTROS			567,307	0	0	0	0	0	0	0	0	591,686	0	0	0	0
TOTAL PROVEEDORES			**1,867,703**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,508,698**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
VARIOS			894,287	0	0	0	0	0	0	0	1,505,967	0	30,375	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**894,287**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,505,987**	**0**	**30,375**	**0**	**0**	**0**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
		TOTAL	4,032,935	10,000,000	0	0	0	1,417,754	0	2,741,250	1,514,264	3,507,761	303,835	5,655,376	145,983	5,777,177

OBSERVACIONES

LOS PRESTAMOS ESTAN CONTRATADOS EN DOLARES AMERICANOS.

A DICIEMBRE 31 DE 2003, SE TIENE UN TIPO DE CAMBIO DE 11.2350 PESOS MEXICANOS POR DOLAR AMERICANO.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**67,913**	**763,002**	**11,640**	**130,775**	**893,777**
PASIVO	**1,136,186**	**12,765,049**	**201,958**	**2,268,998**	**15,034,047**
CORTO PLAZO	133,461	1,499,434	149,766	1,682,621	3,182,055
LARGO PLAZO	1,002,725	11,265,615	52,192	586,377	11,851,992
SALDO NETO	**(1,068,273)**	**(12,002,047)**	**(190,318)**	**(2,138,223)**	**(14,140,270)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO DEL PESO MEXICANO POR DOLAR AMERICANO ES 11.235

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	7,122,206	5,600,555	1,521,651	0.40	(6,152)
FEBRERO	7,108,224	5,880,938	1,227,286	0.28	(3,409)
MARZO	7,150,653	5,662,613	1,488,040	0.62	(9,374)
ABRIL	7,504,580	6,060,543	1,444,037	0.17	(2,465)
MAYO	19,562,349	25,794,125	6,231,776	0.32	(20,109)
JUNIO	29,184,231	32,414,433	(3,230,202)	0.15	4,902
JULIO	6,610,478	32,251,144	(25,640,666)	0.15	38,461
AGOSTO	12,513,258	39,868,306	(27,355,048)	0.30	82,065
SEPTIEMBRE	13,547,896	41,325,915	(27,778,019)	0.59	163,074
OCTUBRE	6,974,597	34,993,516	(28,018,919)	0.36	102,732
NOVIEMBRE	6,873,659	36,679,217	(29,805,558)	0.83	247,392
DICIEMBRE	6,773,042	36,927,886	(30,145,844)	0.43	129,593
ACTUALIZACION:	0	0	0	0.00	6,752
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	137,381
OTROS	0	0	0	0.00	0
TOTAL					**870,843**

OBSERVACIONES

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NA

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MEXICO	ELABORACION Y EMBOTELLADO	1,417,345	60
GUATEMALA	ELABORACION Y EMBOTELLADO	30,303	55
NICARAGUA	ELABORACION Y EMBOTELLADO	26,807	71
COSTA RICA	ELABORACION Y EMBOTELLADO	37,992	56
PANAMA	ELABORACION Y EMBOTELLADO	28,830	36
COLOMBIA	ELABORACION Y EMBOTELLADO	264,036	38
VEVEZUELA	ELABORACION Y EMBOTELLADO	268,763	42
BRASIL	ELABORACION Y EMBOTELLADO	378,969	56
ARGENTINA	ELABORACION Y EMBOTELLADO	206,736	60

OBSERVACIONES

LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE CAJAS UNIDAD (CAJA DE 24 BOTELLAS DE 8 ONZAS)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
AZUCAR	PROMESA				
CONCENTRADO	COCA-COLA DE MEXICO				
CONCENTRADO	COCA-COLA DE ARGENTINA				
CONCENTRADO	COCA-COLA DE GUATEMALA				
CONCENTRADO	COCA-COLA DE NICARAGUA				
CONCENTRADO	COCA-COLA DE COSTA RICA				
CONCENTRADO	COCA-COLA DE PANAMA				
CONCENTRADO	COCA-COLA DE COLOMBIA				
CONCENTRADO	COCA-COLA DE VENEZUELA				
CONCENTRADO	COCA-COLA DE BRASIL				
EMPAQUE	FEMSA EMPAQUES				

OBSERVACIONES

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

INFORMACION DICTAMINADA

CONSOLIDADC
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA	1,460,298	17,980,349	849,322	23,796,953		COCA-COLA	CONSUMIDOR FIN/
		0	0			SPRITE, SPRITE LIGH	
		0	0			DELAWARE PUNCH	
		0	0			CIEL MINERALIZADA,	
		0	0			FANTA, SENZAO, BEAT	
TOTAL		17,980,349		23,796,953			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADC

Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
		0	0			SPRITE, SPRITE LIGH	
		0	0			SCHWEPPES, HI-C	
		0	0			BLACK FIRE	
		0	0			FANTA, BEAT	
BEBIDAS EMBOTELLADA		0	559,056	11,932,464		COCA-COLA	CONSUMIDOR FIN/
TOTAL				11,932,464			

OBSERVACIONES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		10	844,078,519		844,078,519		375,097	
D		10	731,545,678			731,545,678	325,089	
L		10	270,750,000			270,750,000	120,317	
TOTAL			1,846,374,197	0	844,078,519	1,002,295,678	820,503	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
1,846,374,197

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 10
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

N/A

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen y de acuerdo con los principios de contabilidad generalmente aceptados en cada país. Para su incorporación en los estados financieros consolidados de la Compañía, son ajustados a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del año aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del año.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Cuando la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del resultado integral de financiamiento es el siguiente:

" La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el resultado integral de financiamiento.

" El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el resultado integral de financiamiento.

Cuando la Compañía no designe una cobertura económica, la fluctuación cambiaria y la ganancia o pérdida por posición monetaria se registran dentro del resultado integral de financiamiento.

El resultado por posición monetaria y la ganancia o pérdida cambiaria en saldos intercompañias, denominados en moneda extrajera, que son considerados como una inversión de largo plazo ya que su liquidación no ha sido planeada en un futuro cercano, es reflejada como parte del resultado por conversión en el capital contable consolidado.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF FECHA: 1/03/2004 10:33
COCA-COLA FEMSA, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA, S.A. DE C.V.
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	50815100
FAX:	52923473
DIRECCION DE INTERNET:	www.cocacola-femsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923472
E-MAIL:	idavila@kof.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-60-28
FAX:	(81)8328-60-29
E-MAIL:	vchaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. CARLOS SALAZAR LOMELIN
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	csalazar@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF

COCA-COLA FEMSA, S.A. DE C.V.

FECHA: 1/03/2004 10:33

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVC
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	fvillarreal@kof.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)83-28-61-80
FAX:	(81)83-28-61-81
E-MAIL:	cealdanc@femsa.com.mx

CLAVE DE COTIZACION: KOF FECHA: 1/03/2004 10:33
COCA-COLA FEMSA, S.A. DE C.V.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO SUPLENTE
NOMBRE:	SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	VELLA VISTA
C. POSTAL:	06500
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-50-00
FAX:	(81)8375-48-99
E-MAIL:	dagon@femsa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE:	LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-20
FAX:	(55)52-92-34-74
E-MAIL:	afernandeze@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF **FECHA : 1/03/2004** 10:33

COCA-COLA FEMSA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

CARGO : **PRESIDENTE**

NOMBRE : ING. JOSE ANTONIO FERNANDEZ CARBAJAL

CARGO : **VICEPRESIDENTE**

NOMBRE : NA NA NA NA

CARGO : **ADMINISTRADOR**

NOMBRE : LIC. CARLOS SALAZAR LOMELIN

CARGO : **CONSEJERO(S) HONORARIO(S)**

NOMBRE : ING. EUGENIO GARZA LAGUERA

CARGO : **CONSEJERO(S) PROPIETARIO(S)**

NOMBRE : ING. HERBERT ALLEN III
NOMBRE : LIC. JUAN CARLOS BRANIFF HIERRO
NOMBRE : C.P. JOSE MANUEL CANAL HERNANDO
NOMBRE : SR. GARY FAYARD
NOMBRE : ING. JOSE ANTONIO FERNANDEZ CARBAJAL
NOMBRE : ING. ALFONSO GARZA GARZA
NOMBRE : ING. ARMANDO GARZA SADA
NOMBRE : LIC. EVA GARZA DE FERNANDEZ
NOMBRE : ING. RICARDO GUAJARDO TOUCHE
NOMBRE : SR. CHARLES H MCTIER
NOMBRE : SR. STEVEN J. HEYER
NOMBRE : LIC. ALFREDO MARTINEZ URDAL
NOMBRE : ING. EDUARDO PADILLA SILVA
NOMBRE : C.P. FEDERICO REYES GARCIA
NOMBRE : SR. ALEXIS ROVZAR DE LA TORRE
NOMBRE : LIC. CARLOS SALAZAR LOMELIN
NOMBRE : LIC. DANIEL SERVITJE MONTULL
NOMBRE : SR. FRANCISCO ZAMBRANO RODRIGUEZ

CARGO : **CONSEJERO(S) SUPLENTE(S)**

NOMBRE : SR. ALEJANDRO BAILERES GUAL
NOMBRE : SR. JOSE CALDERON ROJAS
NOMBRE : ING GUILLERMO CHAVEZ ECKSTEIN
NOMBRE : SR. LARRY COWART
NOMBRE : SR. ARTURO ESTRADA TREANOR
NOMBRE : LIC. GERARDO ESTRADA ATTOLINI
NOMBRE : ING FRANCISCO JAVIER FERNANDEZ CARVAJAL
NOMBRE : SR. KARL FREI
NOMBRE : SR. FRANCISCO GARZA ZAMBRANO
NOMBRE : LIC. MARIANA GARZA GONDA
NOMBRE : ING RICARDO GONZALEZ SADA
NOMBRE : LIC. ALFREDO LIVAS CANTU
NOMBRE : SR. MAX MICHEL SUBERVILLE
NOMBRE : SR. JOSE OCTAVIO REYES
NOMBRE : C.P. FERNANDO PARDO RAMIREZ
NOMBRE : SR. HELMUT PAUL
NOMBRE : SRITA PATRICIA POWEL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF **FECHA : 1/03/2004** 10:33

COCA-COLA FEMSA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

NOMBRE : SR. DAVID TAGGART

CARGO : COMISARIO(S) PROPIETARIO(S)

NOMBRE : C.P. ERNESTO GONZALEZ DAVILA

NOMBRE : LIC. FAUSTO SANDOVAL AMAYA

CARGO : COMISARIO(S) SUPLENTE(S)

NOMBRE : C.P. ERNESTO CRUZ VELAZQUEZ DE LEON

NOMBRE : LIC. HUMBERTO ORTIZ GUTIERREZ

CARGO : SECRETARIO PROPIETARIO

NOMBRE : LIC. CARLOS EDUARDO ALDRETE ANCIRA

CARGO : SECRETARIO SUPLENTE

NOMBRE : LIC. DAVID ALBERTO GONZALEZ VESSI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: April 27, 2004

By: ____________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer